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                [LETTERHEAD OF WELSH, CARSON, ANDERSON & STOWE]


                                 November 9, 1998


Mr. Rocco A. Ortenzio
Select Medical Corporation
4718 Old Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

Dear Mr. Ortenzio:

          Welsh, Carson, Anderson & Stowe VIII, ("WCAS") on behalf of itself, its affiliates and funds managed by Golder, Thoma, Cressey & Rauner ("GTCR") is pleased to confirm our collective commitment to provide $130 million of financing to Select Medical Corporation. Our various entities will purchase $65 million of common or preferred stock at a price of $3.50 per share. In addition, WCAS Capital Partners III will purchase $65 million of 10% subordinated debentures and will receive 2,653,060 shares of Select Medical Corporation common stock at no cost. Our commitment is subject to, and will be funded at the time of, the acquisition by Select Medical of at least 90% interest in Intensiva Healthcare Corporation pursuant to the Agreement and Plan of Merger by and among Intensiva Healthcare Corp. and Select Medical of Mechanicsburg, Inc. dated November 7, 1998 at a price per share not to exceed $9.625 per Intensiva share in either a tender offer or a cash merger.

          If for any reason GTCR should choose not to participate in the financing, WCAS will put up the entire amount.

                                    Sincerely,

                                    /s/ Russell L. Carson
                                    Russell L. Carson
                                    General Partner
                                    Welsh, Carson, Anderson & Stowe VIII
                                    WCAS Capital Partners III